ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 14, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Tabatha Akins
Mr. Joel Parker

Re:	Synageva BioPharma Corp.
Item 4.01 Form 8-K
Filed November 10, 2011
File No. 000-23155

Dear Ms. Akins and Mr. Parker:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of our client, Synageva BioPharma Corp. (the “Company”), an Amendment (the “Amendment”) to the Current Report on Form 8-K filed (the “Current Report”) with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2011.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 14, 2011 with respect to the Current Report. The numbering of the paragraph below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Item 4.01

(a) Prior Independent Registered Public Accounting Firm

1.	Please amend your filing to state, if true that there were no reportable events that occurred within the two most recent fiscal years ended December 31, 2010 and November 4, 2011, the subsequent interim period preceding Ernst & Young LLP’s dismissal. The current disclosure solely addresses the interim period through September 30, 2011.

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to state that there were no reportable events that occurred within the two most recent fiscal years ended December 31, 2010 and 2009 and during the subsequent interim period preceding the effectiveness of Ernst & Young LLP’s dismissal.

United States Securities and Exchange Commission

November 14, 2011

2.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

In response to the Staff’s comments, the Company has included with the Amendment, as Exhibit 16, an updated letter from Ernst & Young LLP, as required by Item 304(a)(3) of Regulation S-K, which has been dated by Ernst & Young LLP.

* * * * * *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Marc Rubenstein at (617) 951-7826 or me at (617) 951-7663.

Sincerely,

/s/ Zachary R. Blume

Zachary R. Blume

for ROPES & GRAY LLP

Enclosures

cc:	Sanj K. Patel, Synageva BioPharma Corp.
Carsten Boess, Synageva BioPharma Corp.
Chris Heberlig, Synageva BioPharma Corp.
Marc Rubenstein, Ropes & Gray LLP